Exhibit 99.1

Ballard Announces Rebranding as Industry Enters Next Phase of Development

VANCOUVER, BC, June 24, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced a rebranding to reflect the next phase of the company's journey as a global provider of zero-emission fuel cell technology. The hydrogen and fuel cell industry has reached an important inflection point with scaled commercialization expected over the next decade. With a leading position in the fuel cell industry, Ballard is forecasting significant growth and development through 2030.

"Since the company's founding in 1979, Ballard has been dedicated to zero-emission energy," said Randy MacEwen, President and Chief Executive Officer. "And, now the global transition to clean energy is clearly underway. With over 30 countries having announced hydrogen strategies, there is a strong commitment globally that hydrogen will play a critical role in the decarbonization of energy, mobility and industry. We are particularly excited with the expected volume adoption of hydrogen fuel cells to decarbonize hard-to-abate mobility sectors, including bus, truck, train and marine applications. As we enter a new era with a growing opportunity set and investment, it is timely for a brand refresh."

The rebranding includes a redesign of the company's logo, tagline, website and communication tools. Ballard's new logo is familiar but refreshed. The sense of forward motion reflects our ability to advance and innovate while holding to the values that brought us to where we are today. The new tagline, Here for lifeTM has multiple dimensions. To society and all our stakeholders, Here for lifeTM reflects our vision to deliver fuel cell power for a sustainable planet. It connotes our purpose to decarbonize mobility to mitigate the existential threat of climate change and pass on to the next generation a more livable planet. To customers, Here for lifeTM also means that we support you through your entire customer journey with Ballard. We have your back and we stand behind our products and service. And we are designing products and services to address the total lifecycle of your fuel cell vehicles. For employees, Here for lifeTM also forms part of our employee value proposition as we seek to improve the life of each employee with a challenging, rewarding and flexible career and a respect for diversity.

Nicolas Pocard, Vice President, Marketing and Strategic Partnerships, added, "With this rebranding launch, we are bringing a fresh look to who we are and everything we believe in and do. At Ballard, we deliver field-proven fuel cell technology, and we do it with a focus on our customers. Our customers can rely on us as a trusted, knowledgeable partner with decades of innovation, expertise and experience in implementing fuel cell solutions. We are focused on innovative and valuable fuel cell technologies with products designed to last and offer a low total lifecycle cost with zero emissions. Ballard is Here for lifeTM."

Ballard PEM fuel cell technology provides zero-emission power to commercial vehicles that have traveled an industry-leading total of more than 88 million kilometers in more than 20 countries. This includes more than 3,500 fuel cell electric buses and commercial trucks currently in operation.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market developments, anticipated product performance and other characteristics. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:30e 24-JUN-21